UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month March 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Exact name of registrant as specified in its charter)

5th Floor, Building 2, No. 500 Shengxia Road

Pudong New District, Shanghai

The People’s Republic of China, 201210

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibits Index

Exhibit No.	Description
99.1	Press Release - Gamehaus Holdings Inc. Announces Unaudited Financial Results for the Second Quarter of Fiscal 2026 Ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2026

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director